Exhibit 16.1

January 29, 2016

Securities and Exchange Commission

100 F. Street

Washington, DC 20549 - 7561

Re: Original Source Music, Inc.

We have read the statements that we understand Original Source Music, Inc. will be included under Item 3 of the Form 10 report dated January 29, 2016 and agree with such statements in so far as they apply to our firm.

We have no basis to agree or disagree with any other statement made in Item 3 of such report.

Sincerely,

Cutler & Co., LLC

Wheat Ridge, Colorado